October 18, 2010	F. Alec Orudjev Direct Phone (202) 912-4842 Direct Fax (202) 912-4830 aorudjev@cozen.com
VIA HAND DELIVERY Ms. Celia A. Soehner, Esq. Attorney Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:        Cytomedix, Inc. (the “Company”)
Registration Statement on Form S-3
Filed August 19, 2010
File No. 333-168936

Dear Ms. Soehner:

This firm represents the Company in connection with the above-referenced filing.

The purpose of this letter is to provide the Company’s responses to the September 14, 2010 comment letter (the “Comment Letter”) to Mr. Martin P. Rosendale, Chief Executive Officer of the Company.  This letter indicates how the Company proposes to amend the above-referenced filing to respond to your comments, or why, with respect to certain comments, the Company believes that no changes to its disclosures are necessary, and provides certain supplemental information requested by you in the Comment Letter.  For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses, which where appropriate contain cross-references to specific discussions and/or pages in the amended filings referred to above.  Also, for your convenience, we include a redlined draft of the registration statement disclosures (the “Amended Filing”) in response to your comments.

Ms. Celia A. Soehner, Esq.
Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission

1.	Selling Security Holders, page 10

Given the nature and size of the transaction being registered, please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Please also address the following in your response.

Response:

Under the terms and provisions of the Registration Rights Agreement executed with the investors in the April 2010 private offering, the Company was required to register, among others, the shares of common stock of the Company underlying the convertible preferred stock and warrants sold in the private placement. Since some of such securities are now eligible for resale under and subject to SEC Rule 144, the Company is no longer required to include such securities in the subject registration statement. Therefore, the Company will exclude 8,257,253 shares of common stock representing the shares underlying the Series D Convertible Preferred Stock issued in its April 2010 offering from the Amended Filing. Following such exclusion, the Amended Filing will only include (i) 4,128,631 shares of common stock underlying warrants issued in the April 2010 offering, (ii) 1,000,000 shares of common stock underlying warrants pursuant to Guaranty Agreements executed in connection with the April 2010 offering and (iii) up to 2,737,500 shares of common stock that the Company  may issue as dividends on the Series D Convertible Preferred Stock, or 7,866,131 shares in total. The Company had 37,733,506 shares of common stock issued and outstanding as of the date of the originally filed registration statement and, therefore, the amount of securities to be registered under the Amended Filing (which represents approximately 23.7% of the Company’s public float and approximately 20.8% of the Company’s outstanding securities as of the date), is well below the staff’s guidance on resale limitations in the transactions of this nature.

(i)            It appears that the selling security holders currently do not have the right to acquire 333.334 of the shares underlying warrants that were issued pursuant to the guaranty agreements. Please advise how you concluded that it is appropriate to register these shares for resale.

Response:

Under the terms of the Guaranty Agreements, the warrants issuable pursuant to such agreements were not exercisable until the Company received shareholder approval for the warrant exercises. At the June 30, 2010 special meeting, the Company’s shareholders approved, among other things, the issuance of shares of the Company’s common stock issuable upon exercise of warrants issued under the Guaranty Agreements (the “Guarantor Warrants”). Furthermore, 75% (or warrants to purchase 1,000,000 shares of common stock of the Company) of the Guarantor Warrants vested immediately upon the receipt of the shareholder approval, with the remaining portion of the warrants becoming exercisable if, and only if, the Company has not paid all of the deferred payments to Sorin on or prior to April 9, 2011. Therefore, the Company revised the Amended Filing to include the registration of 75% (or 1,000,000) of such Guarantor Warrants.

Ms. Celia A. Soehner, Esq.
Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission

(ii)           We note your disclosure on page 15 that the warrants issued pursuant to the guaranty agreements were issued in part to secure your obligations under the promissory note that was executed in connection with your acquisition of Sorin Group USA, Inc. Please advise whether any proceeds from the resale of shares being offered on this registration statement will be used to repay the company's debt obligations under the promissory note.

Response:

The Company hereby confirms that none of such proceeds will be used to repay the Sorin debt.

(iii)          With a view toward disclosure, please tell us whether any of the selling security holders were affiliated with Sorin Group USA, Inc.

Response:

The Company hereby confirms that none of the selling security holders were affiliated with Sorin Group USA, Inc. The Amendment No.1 contains a representation to this effect on page 10.

2.            With respect to the shares to he offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response:        Please note that the revised disclosures in response to the foregoing comment appears on pages 11-12 of the Amended Filing.

3.	Please tell us whether the selling shareholders are broker-dealers or affiliates of a broker-dealer.

Response:        We hereby confirm that there are no selling shareholders who have any broker- dealer affiliations.

Signatures, page 25

Ms. Celia A. Soehner, Esq.
Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission

4.             Please revise to indicate below the second paragraph of text required on the signature page who is signing in the capacity of controller or principal accounting officer. Refer to Instruction 1 to Signatures on Form S-3.

Response:

Andrew S. Maslan, Chief Financial Officer of the Company, is signing the Amendment No. 1 to the registration statement in the capacity of the principal accounting officer of the Company.  The signature page to the Amendment No. 1 has been amended to reflect the foregoing.

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The Company hereby acknowledges that:

•           should the Commission or the staff, acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings.  We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

Sincerely,

COZEN O'CONNOR

By:	/s/ F. Alec Orudjev
CC:    Martin Rosendale, CFO
          Andrew Maslan, CFO